UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Oxford Lane Capital Corp.
(Name of Issuer)

Preferred Stock
(Title of Class of Securities)

691543 508 691543 607 691543 805
(CUSIP Number(s))

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	691543 508 691543 607 691543 805

1	NAME OF REPORTING PERSON
Eagle Point Credit Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,633,748 shares

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,633,748 shares

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,633,748 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.3%

12	TYPE OF REPORTING PERSON
IA

CUSIP Nos.	691543 508 691543 607 691543 805

1	NAME OF REPORTING PERSON
Eagle Point DIF GP I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
505,189 shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
505,189 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,189 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%

12	TYPE OF REPORTING PERSON
OO

CUSIP Nos.	691543 508 691543 607 691543 805

1	NAME OF REPORTING PERSON
Eagle Point Defensive Income Fund US LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
505,189 shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
505,189 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,189 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%

12	TYPE OF REPORTING PERSON
PN

CUSIP Nos.	691543 508 691543 607 691543 805

1	NAME OF REPORTING PERSON
Thomas Philip Majewski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,450

	6	SHARED VOTING POWER
1,654,198 shares

	7	SOLE DISPOSITIVE POWER
20,450

	8	SHARED DISPOSITIVE POWER
1,654,198 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,654,198 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.5%

12	TYPE OF REPORTING PERSON
IN

CUSIP Nos.	691543 508 691543 607 691543 805

Item 1(a).	Name of Issuer:

Oxford Lane Capital Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Sound Shore Drive, Suite 255

Greenwich, CT 06830

Item 2(a).	Name of Person(s) Filing:

Eagle Point Credit Management LLC

Eagle Point DIF GP I LLC

Eagle Point Defensive Income Fund US LP

Thomas Philip Majewski

This Schedule 13G is jointly filed by the above Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Steamboat Road, Suite 202

Greenwich, CT 06830

Item 2(c).	Citizenship:

Eagle Point Credit Management LLC: organized in the State of Delaware

Eagle Point DIF GP I LLC: organized in the State of Delaware

Eagle Point Defensive Income Fund US LP: organized in the State of Delaware

Mr. Majewski: United States citizen

Item 2(d).	Title of Class of Securities:

Preferred Stock (series identified below in response to Item 2(e))

Item 2(e).	CUSIP Number(s):

691543 508 (6.75% Series 2024 Term Preferred Shares)

691543 607 (6.25% Series 2027 Term Preferred Shares)

691543 805 (6.00% Series 2029 Term Preferred Shares)

CUSIP Nos.	691543 508 691543 607 691543 805

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

Eagle Point Credit Management LLC: 1,633,748 shares

Eagle Point DIF GP I LLC: 505,189 shares

Eagle Point Defensive Income Fund US LP: 505,189 shares

Thomas Philip Majewski: 1,654,198 shares

Collectively, the Reporting Persons may be deemed to beneficially own 1,654,198 shares of the outstanding preferred stock of Oxford Lane Capital Corp. (“Preferred Shares”).

(b)	Percent of Class:

Eagle Point Credit Management LLC: 18.3%

Eagle Point DIF GP I LLC: 5.7%

Eagle Point Defensive Income Fund US LP: 5.7%

Thomas Philip Majewski: 18.5%

Collectively, the Reporting Persons may be deemed to beneficially own approximately 18.5% of the total outstanding Preferred Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Eagle Point Credit Management LLC1: 1,633,748 shares

Eagle Point DIF GP I LLC: 0 shares

Eagle Point Defensive Income Fund US LP: 0 shares

Thomas Philip Majewski2: 20,450 shares

1 Eagle Point Credit Management LLC (“EPCM”) acts as investment manager to certain accounts (including Eagle Point Defensive Income Fund US (“DIF US”) and Eagle Point Defensive Income Fund Non-US LP (“DIF Non-US,” and, together with DIF US, the “Funds”)) (collectively, the “Accounts”), which hold the Preferred Shares described in this report. Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

2 Mr. Majewski directly holds these Preferred Shares and thus has the sole power to vote and dispose or direct the disposition of such Preferred Shares.

CUSIP Nos.	691543 508 691543 607 691543 805

(ii)	Shared power to vote or to direct the vote:

Eagle Point Credit Management LLC: 0 shares

Eagle Point DIF GP I LLC3: 505,189 shares

Eagle Point Defensive Income Fund US LP4: 505,189 shares

Thomas Philip Majewski5: 1,633,748 shares

(iii)	Sole power to dispose or to direct the disposition of:

Eagle Point Credit Management LLC1: 1,633,748 shares

Eagle Point DIF GP I LLC: 0 shares

Eagle Point Defensive Income Fund US LP: 0 shares

Thomas Philip Majewski2: 20,450 shares

(iv)	Shared power to dispose or to direct the disposition of:

Eagle Point Credit Management LLC: 0 shares

Eagle Point DIF GP I LLC3: 505,189 shares

Eagle Point Defensive Income Fund US LP4: 505,189 shares

Thomas Philip Majewski5: 1,633,748 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

3 As general partner to each of the Funds, Eagle Point DIF GP I LLC (“DIF GP”) has the authority to exercise voting or dispositive power with respect to the Preferred Shares held by the Funds. Thus, DIF GP could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by the Funds.

4 DIF US directly holds these Preferred Shares, and has delegated management of its portfolio, including the Preferred Shares, to DIF GP and EPCM. Accordingly, it may be deemed to have the shared power to vote and dispose or direct the disposition of such Preferred Shares.

5 As managing partner and portfolio manager for EPCM, Mr. Majewski has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by the Accounts.

CUSIP Nos.	691543 508 691543 607 691543 805

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

EAGLE POINT CREDIT MANAGEMENT LLC

By:         /s/ Kenneth Onorio

Name:    Kenneth Onorio

Title:      Chief Financial Officer

EAGLE POINT DIF GP I LLC

By:         /s/ Kenneth Onorio

Name:    Kenneth Onorio

Title:      Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP,
by Eagle Point DIF GP I LLC, its general partner

By:         /s/ Kenneth Onorio

Name:    Kenneth Onorio

Title:      Chief Financial Officer

THOMAS PHILIP MAJEWSKI

By:        /s/ Thomas P. Majewski

Name:   Thomas P. Majewski

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 14, 2022

EAGLE POINT CREDIT MANAGEMENT LLC

By:         /s/ Kenneth Onorio

Name:    Kenneth Onorio

Title:      Chief Financial Officer

EAGLE POINT DIF GP I LLC

By:         /s/ Kenneth Onorio

Name:    Kenneth Onorio

Title:      Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP,
by Eagle Point DIF GP I LLC, its general partner

By:         /s/ Kenneth Onorio

Name:    Kenneth Onorio

Title:      Chief Financial Officer

THOMAS PHILIP MAJEWSKI

By:        /s/ Thomas P. Majewski

Name:   Thomas P. Majewski